Exhibit 99.1

NovaBridge Subsidiary Visara Assigns Its Exclusive License to Everest Medicines for VIS-101 in Greater China and Certain Other Asian Countries

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NovaBridge subsidiary Visara assigned its exclusive license to Everest Medicines to accelerate the development of potential best-in-class therapy for wet AMD, VIS-101, leveraging Everest Medicines’ strong clinical and commercialization expertise in Greater China and other Asian markets
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NovaBridge also named Mr. Ian Woo, President and Chief Financial Officer of Everest Medicines, to its Board of Directors, bringing substantial expertise in international biopharma finance, operations and management
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VIS-101 is a novel bifunctional biologic targeting VEGF-A/ANG2, with potential to provide more effective and durable treatment than the current standard of care for patients with wet AMD, DME and RVO. The program is completing a Phase 2 study in China and is expected to be Phase-3-ready in 2026

ROCKVILLE, MD, October 29, 2025 – NovaBridge Biosciences (Nasdaq: NBP) (NovaBridge or the Company) a global biotechnology platform company committed to accelerating access to innovative medicines, today announced that its subsidiary Visara, Inc. (Visara) has assigned it exclusive license agreement to Everest Medicines (HKEX: 1952) for the development, manufacture and commercialization of VIS-101, a novel bifunctional biologic targeting VEGF-A and ANG-2, in Greater China, and certain other Asian countries In addition, NovaBridge has appointed Mr. Ian Woo to its Board of Directors (the Board).

“This Agreement with Everest Medicines is an excellent fit with NovaBridge’s focus on collaborating with global innovators to accelerate the development of novel medicines such as VIS-101,” said Sean Fu, PhD, Chief Executive Officer of NovaBridge. “In addition, I believe Ian’s extensive track record in strategic transactions, operations and management will be a valuable asset to NovaBridge as we work to accelerate the global development of transformative medicines and create value for patients and investors.”

“Everest Medicines’ clinical and commercial expertise could enable us to accelerate the development and bring VIS-101 to patients across Asia sooner,” said Emmett T. Cunningham, Jr. MD, PhD, MPH, Co-Founder and Executive Chairman of Visara. “With its unique potency and potential to provide more durable treatment benefits, we believe VIS-101 has a robust opportunity to be a second-in-class with best-in-class potential treatment for patients around the world with wet AMD, DME and RVO.”

“Partnering with Visara brings a highly differentiated and commercially attractive asset to Everest’s late-stage pipeline and paves the way for our entry into the ophthalmology market, an area of significant unmet need,” said Ian Woo, President and Chief Financial Officer of Everest Medicines. “We are pleased to leverage our core clinical development and commercialization expertise to advance VIS-101 in Greater China and across Asia.”

As previously reported, through an assignment agreement with AffaMed and a direct license with AskGene, Visara acquired exclusive rights for VIS-101 globally. Visara has assigned its direct license with AskGene to Everest Medicines to develop, manufacturing and commercialize VIS-101 in Greater China, Singapore, South Korea, and certain Southeast Asian countries. Everest will assume all payment obligations under the assigned license agreement and reimburse Visara any upfront payment it has already made.

About Ian Woo

Mr. Ian Ying Woo is an experienced biopharma finance professional bringing substantial strategy, capital markets and operations and management expertise to NovaBridge. Currently, Mr. Woo is President, Chief Financial Officer and Director

of Everest Medicines Limited (HKEX: 1952), and also serves as an operating partner of CBC Group. He has recently served as an independent director and chairman of the audit committee of Prenetics Global Limited (Nasdaq: PRE). Before that, Mr. Woo’s held the role of managing director of CBC Group. Prior to that, Mr. Woo was a managing director in the global healthcare group of Lazard Frères & Co. LLC, working in the New York and Hong Kong offices. Throughout his investment banking career, Mr. Woo helped to raise over US$1 billion in equity financings and advised on merger and acquisition transactions aggregating more than US$35 billion in value. Mr. Woo received his Bachelor of Science in Biology from Tufts University, his Master of Arts in Cellular, Molecular and Biomedical studies from the Columbia University Graduate School of Arts and Sciences and his Master of Business Administration from the Columbia University Graduate School of Business.

About VIS-101

VIS-101 is a novel bifunctional biologic targeting VEGF-A and ANG-2, and a more potent molecule that could potentially provide more durable treatment benefits for patients with wet age-related macular degeneration (wet AMD), diabetic macular edema (DME) and retinal vein occlusion (RVO) than current standard of care. VIS-101 has completed initial safety and dose-escalation studies in both the US and China, and is currently completing a randomized, dose-ranging Phase 2 study in China. VIS-101 is anticipated to be Phase 3-ready in 2026.

About Visara, Inc.

Visara is a clinical-stage biopharmaceutical company focusing on the development of best-in-class ophthalmic therapeutics. The Company is led by Co-Founder and Executive Chairman Emmett T. Cunningham, Jr., MD, PhD, MPH, a physician, innovator, entrepreneur, and investor and internationally recognized specialist in infectious and inflammatory eye disease. NovaBridge is the majority shareholder of Visara, and Visara controls global rights to VIS-101, outside of Greater China and certain countries in Asia.

About NovaBridge

NovaBridge is a global biotechnology platform company committed to accelerating access to innovative medicines. We combine deep business development expertise with agile translational clinical development to identify, accelerate, and advance breakthrough assets. By bridging science, strategy, and execution, NovaBridge enables transformative therapies to progress rapidly from discovery toward patients in need.

The Company’s differentiated pipeline is led by givastomig, a potential best-in-class, bispecific antibody (Claudin 18.2 x 4-1BB), and VIS-101, a second-in-class, potentially best-in-class bifunctional biologic, targeting VEGF-A and ANG2.

Givastomig conditionally activates T cells via the 4-1BB signaling pathway in the tumor microenvironment where Claudin 18.2 is expressed. Givastomig is being developed to treat Claudin 18.2-positive gastric cancer and other gastrointestinal malignancies. The Company is also collaborating with its partner, ABL Bio, for the development of ragistomig, a bispecific antibody integrating PD-L1 as a tumor engager and 4-1BB as a conditional T cell activator, in solid tumors. Additionally, NovaBridge owns worldwide rights outside of China to uliledlimab, an anti-CD73 antibody that targets adenosine-driven immunosuppression in cancer.

VIS-101 targets VEGF-A and ANG-2 to provide more potent and durable treatment benefits for patients with wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). VIS-101 is currently completing a large, randomized, dose-ranging Phase 2 study for wet AMD. NovaBridge is the majority shareholder of Visara, and Visara controls global rights to VIS-101, outside of Greater China and certain countries in Asia.

For more information, please visit https://www.novabridge.com and follow us on LinkedIn.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “believes”, “designed to”, “anticipates”, “future”, “intends”, “plans”, “potential”, “estimates”, “confident”, and similar terms or the negative thereof. NovaBridge may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the SEC), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding: the potential benefits of the collaboration with Everest Medicines; the strategy, clinical development, plans, results, safety and efficacy of givastomig and VIS-101 and its other drug candidates; the strategic and clinical development of NovaBridge’s drug candidates, including givastomig and VIS-101; anticipated clinical milestones and results, and related timing. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: the Company’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of the Company’s drug candidates; the Company’s ability to achieve commercial success for its drug candidates, if approved; the Company’s ability to obtain and maintain protection of intellectual property for its technology and drugs; the Company’s reliance on third parties to conduct drug development, manufacturing and other services; the Company’s limited operating history and the Company’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and those risks more fully discussed in the “Risk Factors” section in the Company’s annual report on Form 20-F filed with the SEC on April 3, 2025 as well as the discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

NovaBridge Investor & Media Contacts

PJ Kelleher	Kyler Lei
LifeSci Advisors	NovaBridge
+1-617-430-7579	+1-240-745-6330
pkelleher@lifesciadvisors.com	kyler.lei@imabbio.com
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